SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

American Italian Pasta Company
(Name of Subject Company (issuer))

Ralcorp Holdings, Inc.
Excelsior Acquisition Co.
(Names of Filing Persons (offeror))
Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)
027070101
(CUSIP Number of Class of Securities)
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101
(314) 877-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

William F. Seabaugh, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: (314) 259-2000
Fax: (314) 259-2020
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 1,192,887,642	$ 85,052.89

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 22,507,314 shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company at a purchase price of $53.00 per Share. Such number of Shares consists of (i) 21,820,119 Shares issued and outstanding as of June 15, 2010, and (ii) 687,195 Shares that are expected to be issuable before the expiration of the tender offer under vested options and other rights to acquire Shares.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00007130.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.5.A
EX-99.A.5.B
EX-99.A.5.C
EX-99.D.2
EX-99.D.3

     This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to a tender offer by Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation (“Ralcorp”), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the outstanding shares of Class A Convertible Common Stock, par value $0.001 per share (the “Shares”), of American Italian Pasta Company, a Delaware corporation (the “Company”), at a price of $53.00 per Share to the sellers thereof in cash without interest and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase dated June 24, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.
     Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.
Item 1. Summary Term Sheet
     The information set forth in the section entitled “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information
     The subject company is American Italian Pasta Company. The address of the principal executive offices of the Company is 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, and its telephone number is (816) 584-5000.
     As of June 15, 2010 (as represented by the Company in the Agreement and Plan of Merger dated as of June 20, 2010, by and among Ralcorp, Purchaser and the Company (the “Merger Agreement”)), there were 21,820,119 Shares outstanding (of which 241,959 Shares are restricted). As of June 20, 2010 (as represented by the Company in the Merger Agreement), there were outstanding (i) employee stock options to purchase an aggregate of 297,296 Shares (of which options to purchase an aggregate of 297,296 Shares were exercisable) and (ii) stock appreciation rights with respect to an aggregate of 1,270,309 Shares (of which rights with respect to an aggregate of 389,899 Shares were exercisable). The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.
     The information set forth in the section entitled “Price Range of Shares; Dividends on the Shares” in the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     The information set forth in the section entitled “Certain Information Concerning Ralcorp and

Purchaser” of the Offer to Purchase and Annex A in the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction
     The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     The information set forth in the sections entitled “Certain Information Concerning the Company,” “Certain Information Concerning Ralcorp and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Merger Agreement” in the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
     The information set forth in the sections entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” “The Merger Agreement” and “Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     The information set forth in the section entitled “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company
     The information set forth in the section entitled “Certain Information Concerning Ralcorp and Purchaser” in the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
     The information set forth in the “Introduction” and in the section entitled “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements
     Not applicable.
Item 11. Additional Information
     (a)(1) The information set forth in the sections entitled “Certain Information Concerning Ralcorp and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Merger

Agreement” in the Offer to Purchase and Annex A of the Offer to Purchase is incorporated herein by reference.
     (a)(2), (3) The information set forth in the sections entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to Purchaser’s Obligations” and “Certain Regulatory and Legal Matters” in the Offer to Purchase is incorporated herein by reference.
     (a)(4) The information set forth in the sections entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” in the Offer to Purchase is incorporated herein by reference.
     (a)(5) The information set forth in the section entitled “Certain Regulatory and Legal Matters,” in the Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase dated June 24, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release, dated June 24, 2010, by Ralcorp Holdings, Inc.
(a)(5)(B)	Form of Summary Advertisement Published in the New York Times on June 24, 2010.
(a)(5)(C)	Complaint filed in the Circuit Court of Jackson County, Missouri, at Kansas City on June 21, 2010.
(b)(1)	Commitment Letter, dated June 20, 2010, among Ralcorp Holdings, Inc., Credit Suisse Securities (USA) LLC and Credit Suisse AG (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on June 21, 2010).
(b)(2)	$400,000,000 Credit Agreement (revolving credit) dated as of July 18, 2008 among Ralcorp Holdings, Inc., the Lenders party thereto, and JPMorgan Chase Bank as Administrative Agent, Swingline Lender and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Ralcorp Holdings, Inc.’s Form 10-Q for the period ended June 30, 2008).
(b)(3)	Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A. (incorporated herein by reference to Exhibit 10.4 to Ralcorp Holdings, Inc.’s Form 10-K for the year ended September 30, 2001).
(b)(4)	Amendment No. 5 to Receivables Purchase Agreement dated October 20, 2005 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A (incorporated herein by reference to Exhibit 10.4 to Ralcorp Holdings, Inc.’s Form 10-K for the year ended September 30, 2005).
(b)(5)	Amendment No. 6 to Receivables Purchase Agreement dated October 19, 2006 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on October 25, 2006).
(b)(6)	Amendment No. 7 to Receivables Purchase Agreement dated October 18, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset

Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (incorporated herein by reference to Exhibit 10.6 to Ralcorp Holdings, Inc.’s Form 10-K for the year ended September 30, 2007).
(b)(7)	Amendment No. 8 to Receivables Purchase Agreement dated December 14, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (incorporated herein by reference to Exhibit 10.1 to Ralcorp Holdings, Inc.’s Form 10-Q for the period ended March 31, 2008).
(b)(8)	Amendment No. 9 to Receivables Purchase Agreement dated October 16, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on October 16, 2008).
(b)(9)	Amendment No. 10 to Receivables Purchase Agreement dated October 15, 2009 (incorporated herein by reference to Exhibit 10.9 to Ralcorp Holdings, Inc.’s Form 10-K for the year ended September 30, 2009).
(d)(1)	Agreement and Plan of Merger dated as of June 20, 2010, by and among American Italian Pasta Company, a Delaware corporation, Ralcorp Holdings, Inc., a Missouri corporation, and Excelsior Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Ralcorp Holdings, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on June 21, 2010).
(d)(2)	Confidentiality Agreement dated as of May 3, 2010, by and between American Italian Pasta Company and Ralcorp Holdings, Inc.
(d)(3)	Exclusivity Agreement dated as of May 24, 2010, by and between American Italian Pasta Company and Ralcorp Holdings, Inc.

Item 13. Information Required by Schedule 13E-3
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 24, 2010

EXCELSIOR ACQUISITION CO.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

RALCORP HOLDINGS, INC.
By:	/s/ Gregory A. Billhartz
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated June 24, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Press Release, dated June 24, 2010, by Ralcorp Holdings, Inc.
(a)(5)(B)	Form of Summary Advertisement Published in the New York Times on June 24, 2010.
(a)(5)(C)	Complaint filed in the Circuit Court of Jackson County, Missouri, at Kansas City on June 21, 2010.
(b)(1)	Commitment Letter, dated June 20, 2010, among Ralcorp Holdings, Inc., Credit Suisse Securities (USA) LLC and Credit Suisse AG (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on June 21, 2010).
(b)(2)	$400,000,000 Credit Agreement (revolving credit) dated as of July 18, 2008 among Ralcorp Holdings, Inc., the Lenders party thereto, and JPMorgan Chase Bank as Administrative Agent, Swingline Lender and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Ralcorp Holdings, Inc.’s Form 10-Q for the period ended June 30, 2008).
(b)(3)	Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A. (incorporated herein by reference to Exhibit 10.4 to Ralcorp Holdings, Inc.’s Form 10-K for the year ended September 30, 2001).
(b)(4)	Amendment No. 5 to Receivables Purchase Agreement dated October 20, 2005 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A (incorporated herein by reference to Exhibit 10.4 to Ralcorp Holdings, Inc.’s Form 10-K for the year ended September 30, 2005).
(b)(5)	Amendment No. 6 to Receivables Purchase Agreement dated October 19, 2006 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on October 25, 2006).
(b)(6)	Amendment No. 7 to Receivables Purchase Agreement dated October 18, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset

Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (incorporated herein by reference to Exhibit 10.6 to Ralcorp Holdings, Inc.’s Form 10-K for the year ended September 30, 2007).
(b)(7)	Amendment No. 8 to Receivables Purchase Agreement dated December 14, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (incorporated herein by reference to Exhibit 10.1 to Ralcorp Holdings, Inc.’s Form 10-Q for the period ended March 31, 2008).
(b)(8)	Amendment No. 9 to Receivables Purchase Agreement dated October 16, 2008 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on October 16, 2008).
(b)(9)	Amendment No. 10 to Receivables Purchase Agreement dated October 15, 2009 (incorporated herein by reference to Exhibit 10.9 to Ralcorp Holdings, Inc.’s Form 10-K for the year ended September 30, 2009).
(d)(1)	Agreement and Plan of Merger dated as of June 20, 2010, by and among American Italian Pasta Company, a Delaware corporation, Ralcorp Holdings, Inc., a Missouri corporation, and Excelsior Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Ralcorp Holdings, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ralcorp Holdings, Inc. on June 21, 2010).
(d)(2)	Confidentiality Agreement dated as of May 3, 2010, by and between American Italian Pasta Company and Ralcorp Holdings, Inc.
(d)(3)	Exclusivity Agreement dated as of May 24, 2010, by and between American Italian Pasta Company and Ralcorp Holdings, Inc.